Exhibit 10

AVRICORE HEALTH CORPORATE UPDATE AND AUDITED RESULTS FOR 2023

VANCOUVER, BRITISH COLUMBIA, April 30, 2024 – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) is pleased to announce its audited results for 2023.

The Company nearly doubled its previous record revenues to $3,485,147 while gross profit increased by 163% to $1,203,396. The Company is currently in an early scale-up and growth period, and therefore has made substantial capital investments with on-hand cash during this period, and yet strong gross margins have allowed the Company to realize operational profitability.

“Our team has been able to build the largest network of cloud-connected analyzers in pharmacy with HealthTab™ for the first time ever while maintaining rigorous fiscal discipline,” said Hector Bremner, CEO of Avricore Health Inc. “We are seeing the pharmacy sector making major investments every day in this space and expect public policy to amplify opportunities ahead of us. Nobody is better prepared to deliver on the future of healthcare.”

Visit www.sedar.com and search AVCR to review the consolidated financials for the Company.

HEALTHTAB™ – KEY DEVELOPMENTS

Key developments have included:

●	In the year ended December 31, 2023 revenue increased by 97% year over year to $3,485,147 and gross profit increased by 163% to $1,203,396.

●	In the three months ended December 31, 2023 revenue increased by 39% year over year to $1,354,403 and gross profit increased by 197% to $501,466.

●	Avricore has partnered with Ascensia Diabetes Care to integrate their blood glucose monitoring systems, CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with Avricore’s HealthTab™ platform. The collaboration aims to improve diabetes management for patients and pharmacists in Canada by linking daily blood glucose testing data to the patient’s HealthTab™ account. This integration will provide a more comprehensive health data tool for combating diabetes. The technical work is expected to be completed by Q3 of this year, with ongoing efforts to encourage patient engagement. Ascensia Diabetes Care is a global company focused on supporting people with diabetes and is a subsidiary of PHC Holdings Corporation.

●	The Company has significantly expanded the number of Shoppers Drug Mart pharmacies offering its HealthTab™ point-of-care testing platform under a renewed Master Service Agreement (MSA) to 776 locations nation-wide. In addition to Shoppers Drug Mart pharmacies, this new MSA and corresponding Statement of Work (SOW) provides for affiliated locations under the Loblaws family of brands, to utilize HealthTab™ upon request.

●	In September 2023, the Company announced its first testing location within Rexall’s Pharmacy Walk-In Clinic in Sherwood Park, Alberta. That location, a first for Rexall as well, offers both the Afinion 2™ blood-chemistry analyzer as well as the ID Now™ molecular platform by Abbott Rapid Diagnostics, giving patients quick access to their test results, and allowing for immediate consultation with their pharmacist.

●	After the initial launch, the Company was pleased to announce further expansion of HealthTab™ with Rexall Pharmacy Group ULC (“Rexall”). to deploy a minimum of another 20 locations spread out between stores in Alberta and Ontario. After each deployment, the teams will collaborate to assess deployment workflow, refine processes and identify further deployment opportunities based on patient and pharmacist feedback.

●	Avricore’s HealthTab™ platform has been selected by a collaborative effort involving Barts Heart Centre and HEART UK to assess the feasibility of community pharmacists in the UK providing cholesterol testing alongside blood pressure checks for cardiovascular risk evaluation. The study aims to build on the success of over 930,000 blood pressure checks conducted in 6,000 pharmacies as part of an NHS initiative. With NHS England allocating £645 million (approx. $1.1 billion CDN$) to increase access to primary care, HealthTab™ will support pharmacists in delivering vital support for chronic diseases.

●	The innovative practice of pharmacist-led primary healthcare clinics is expected to expand, as provinces struggle to meet the healthcare needs of their residents and recruit more family physicians. The program’s primary focus is to screen patients at risk for diabetes and cardiovascular disease. In-store signage and print material will let customers know they can request HealthTab™ tests, and existing patients will be made aware through direct outreach from their Shoppers Drug Mart® or Real Canadian Superstore® pharmacist based on their health profile. On March 28th, 2023, the Government of Canada tabled its budget for the year ahead, including a 10-year funding agreement with the Nation’s provinces to increase healthcare funding. This new funding approach is novel for the fact that each province will have specific agreements, as opposed to the more traditional generalized formula. This approach is expected to bring substantial innovations related to healthcare data and new healthcare service delivery, as the provinces agreed to make changes to rules and practices which have limited data-flow optimization and healthcare access.

With the current healthcare sector trends of lower access to timely care form a family doctor to patients’ overall expectation for technology to provide rapid and accurate insights into their health risk, HealthTab™’s demand continues to grow in pharmacy. The Company believes HealthTab™ has yet to realize its full potential, however, it has the right strategic approach and appropriate resources to maximize its revenues as opportunities matures.

ANNUAL FINANCIAL RESULTS

The following financial data for the three years is derived from the Annual Audited Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements.

	2023	2022	2021
Total revenue	$3,485,147	$1,768,374	$122,808
Loss from operations	$701,215	$818,228	$1,708,132
Loss per share – basic and diluted	$0.01	$0.01	$0.02
Total assets	$2,538,205	$2,568,983	$2,281,393
Total current liabilities (1)	$529,218	$604,893	$84,477
Total non-current financial liabilities	Nil	Nil	Nil

(1)	2022 Current liabilities include deferred revenue of $252,000 for which the Company completed delivery in Q1 2023.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2023. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

Quarter Ended	Dec 2023	Sep 2023	June 2023	Mar 2023	Dec 2022	Sep 2022	Jun 2022	Mar 2022
	$	$	$	$	$	$	$	$
Revenue	1,354,403	953,454	548,049	629,241	997,235	572,228	176,175	42,736
Gross profit (loss)	501,466	261,778	229,471	210,681	168,845	215,961	56,874	15,113
Share-based compensation	142,765	304,328	168,518	88,001	243,000	58,354	9,069	21,099
Comprehensive income (loss)	59,584	(285,062)	(284,225)	(191,512)	(244,789)	(180,398)	(207,363)	(185,678)
Net income (loss)/share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total Assets	2,538,205	2,453,136	2,143,810	2,296,565	2,568,983	2,128,017	1,985,085	2,122,816

RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2023

	Three months ended December 31		Twelve months ended December 31
	2023	2022	2023	2022

Revenue	$1,354,403	$977,235	$3,485,147	$1,768,374

% Change - year over year	39%		97%

Gross profit	$501,466	$168,845	$1,203,396	$456,793
% Change - year over year	197%		163%

The Company incurred a comprehensive loss of $661,066 for the twelve months ended December 31, 2023 (2022 - $818,228). Significant changes are as follows:

●	Revenue increased to $3,485,147 (2022 - $1,768,374) a 97% increase due to an increase in HealthTab™ systems deployed and tests sold. Gross profit amounted to $1,203,396 (2022 – $456,793) a 163% increase. Gross margin for the period was 35% (2022- 26%) outperforming the Company’s target margin of 30%.

●	Share-based compensation of $703,612 (2022 - $331,522) was recognized for stock options granted, vested, and repriced during the period.

●	Consulting fees increased to $236,117 (2022 - $197,860) primarily due to an increase in fees payable to the CTO.

●	General and administrative expenses increased to $339,369 (2022 - $250,144) mainly due to increase in operations as compared with previous period.

●	Management fees increased to $216,000 (2022 - $168,000) due to an increase in fees payable to the CEO.

●	Professional fees increased to $285,935 (2022 – 150,585) mainly due to an increase in audit fees.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.